April 25, 2013

Sonny Oh Staff Attorney Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR

Re:	Post-Effective Amendment Filing Pursuant to Rule 485(b)
Securian Funds Trust File Numbers: 002-96990 and 811-04279

Dear Mr. Oh:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Securian Funds Trust (“Securian Trust”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”), to go effective on May 1, 2013.

Securian Trust currently has on file with the Commission a “narrative-only” post-effective amendment filed pursuant to Rule 485(a) on February 11, 2013, which has not yet been declared effective. That post-effective amendment reflected the addition of a new series (the Advantus Managed Volatility Fund) and certain other material changes relating to the Advantus International Bond Fund. The accompanying post-effective amendment for Securian Trust contains, in addition to the changes made in response to comments from the Commission’s staff as described below, updated exhibits and financial data.

Comments on the post-effective amendment previously filed by Securian Trust were received on March 28, 2013 by telephone from Mr. Sonny Oh, Staff Attorney, with the Commission’s staff. The response to each of Mr. Oh’s comments is as follows (reference to page numbers in Mr. Oh’s comments relate to the black-lined courtesy copy of the prospectus and statement of additional information provided to Mr. Oh subsequent to the filing of the previous post-effective amendment):

Securities and Exchange Commission

April 25, 2013

General Comments

1.	If the Funds intend to make use of a summary prospectus, please confirm in the Trust’s response letter that each Fund’s summary prospectus will include the legend required by Rule 498(b)(1)(v).

Response: Securian Trust intends to make use of a summary prospectus for each Fund, and hereby confirms that each summary prospectus will include the legend required by Rule 498(b)(1)(b).

2.	Please confirm to the staff that Securian Trust will submit to the SEC and will post on its website the interactive data file required by General Instruction C(3)(g) to Form N-1A.

Response: Securian Trust will submit to the SEC and will post on its website the interactive data file required by General Instruction C(3)(g) to Form N-1A.

Prospectus

3.	a)

In the narrative preamble to the Expense Example for the Advantus Managed Volatility Fund, and for each other Funds as well, please include the following additional sentence after the sentence stating that the example does not reflect the other fees and expenses related to a variable insurance product: “If these other fees and expenses were included, the expenses shown in the example below would be higher.”

Response: The new sentence has been added to the narrative preamble to the Expense Example for each of the Funds in the Trust, including the Advantus Managed Volatility Fund.

b)

In the case of the Advantus Managed Volatility Fund, confirm and disclose, that for purposes of the Expense Example, the fee waiver and/or expense reimbursement is assumed to be in effect only for a 1-year period.

Response: I hereby confirm that, for purposes of the Expense Example for the Advantus Managed Volatility Fund, the fee waiver and/or expense reimbursement is assumed to be in effect for only a one-year period.

Securities and Exchange Commission

April 25, 2013

4.	a)

With respect to the summary of principal investment strategies for the Advantus Managed Volatility Fund that appears on page 21, Item 4(a) of Form N-1A requires that this should be a “summary” of the information given in response to Item 9(b) of Form N-1A. Please consider whether the disclosures on page 21 are really a summary in comparison in relation to the information provided in response to Item 9(b) beginning on page 51.

Response: Upon review, we have determined not to make any changes in response to this comment. While the investment strategy disclosures in the “Summary Information” and “Detailed Fund Information” sections of the Prospectus for the Managed Volatility Fund are substantially similar, the Detailed Fund Information section does have somewhat more information than the Summary and we do not believe that it is appropriate to remove any of the current disclosures from the Summary.

b)

For the Advantus Managed Volatility Fund, the principal investment strategies on page 21 should correspond to the principal risks on page 22 and 23. Although there is a discussion of “Large Company Risk” in the principal risks, there is no discussion of large companies in the principal investment strategies.

Response: In the summary of principal investment strategies for the Advantus Managed Volatility Fund, we have included a statement to the effect that the companies included in the S&P 500 Index are generally considered large companies.

c)

With respect to descriptions of strategies and risks related to the use of derivatives, be certain that these descriptions are specific to what each Fund actually does. Generic language is not acceptable. In this regard, see the letter from Barry Miller of the SEC Staff to the ICI dated July 30, 2010.

Response: We have reviewed the Barry Miller letter in connection with the descriptions of strategies and risks related to the use of derivatives. We believe that the descriptions of strategies and risks related to the use of derivatives are sufficiently specific as to each Fund’s use of derivatives, and that current descriptions are consistent with the requirements of the Barry Miller letter.

Securities and Exchange Commission

April 25, 2013

5.	a)

With respect to the Advantus Managed Volatility Fund, given that the Fund is structured as a Fund of Funds, but currently invests only in one underlying fund, revise the summary of principal risks on page 22 and the discussion of risks on pages 51-52 to clarify those risks which result directly from an investment in the Fund versus those which are indirectly the result of the Fund’s investment in an underlying fund.

Response: In connection with the principal risk disclosures for the Advantus Managed Volatility Fund in both the Summary Information and Detailed Fund Information sections, we have added disclosures clarifying which risks are principal risks of the underlying Index 500 Fund but only an indirect risk of an investment in the Advantus Managed Volatility Fund versus those risks which are a principal risk of both the Index 500 Fund and of an investment in the Advantus Managed Volatility Fund.

b)

With respect to the Advantus International Bond Fund, in order to match the discussion of principal risks to principal strategies, add risk disclosure regarding swap agreements to the summary on page 16 and to the discussions of principal risks beginning on page 45.

Response: We have added disclosures relating to the risks associated with swap agreements to the summary of principal risks relating to investments in derivatives in the Summary Information section. Upon further review, we have determined that the discussion of derivatives risk in the Detailed Fund Information section already includes references to risks associated with swap agreements.

c)

With respect to the Advantus International Bond Fund, reconcile the treatment of disclosure regarding currency management strategies and credit risk in the summary on page 16 (where they are separate risks) with the longer discussion of such risks in the Item 9 disclosures on pages 46 - 48 (where both are under the heading “Foreign Securities Risk”).

Response: In the Detailed Fund Information section we have revised the disclosure format to make “currency management strategies” and “credit risk” separate risks rather than categorizing them under the heading “Foreign Securities Risk.”

Securities and Exchange Commission

April 25, 2013

6.	On page 37 of the Prospectus the caption which currently reads “Financial Intermediary Compensation” should be changed to “Payments to Broker-Dealers and Other Financial Intermediaries.”

Response: The caption to this section of the Prospectus has been changed to “Payments to Broker-Dealers and Other Financial Intermediaries.”

7.	In the table of Portfolio Managers beginning on page 70, in the column setting forth business experience during the past 5 years, include appropriate dates for all portfolio managers.

Response: Appropriate dates for all portfolio managers have been added to the column setting forth business experience during the past five years.

Statement of Additional Information

8.	With respect to the table of compensation and fees that appears on page 53, include all column headings required by Item 17(c) of Form N-1A, even if it is not applicable.

Response: We have added the additional column required by Item 17(c) of Form N-1A.

9.	On page 53, in conjunction with the discussion of Franklin Advisors, include the dollar amount of fees to Franklin for each of the last three fiscal years as required by Item 18(a)(3) of Form N-1A.

Response: As Mr. Oh and I discussed during our telephone conversation, this information is already included on page 58 in the section of the Statement of Additional Information captioned “Advantus International Bond Fund Investment Sub-Advisory Agreement – Franklin.”

Part C

10.	Please include the appropriate Tandy representations in the response letter accompanying the next post-effective amendment.

Response: The appropriate Tandy representations are included below.

Securities and Exchange Commission

April 25, 2013

As noted above, the accompanying post-effective amendment also reflects the updating of financial data contained in the Registration Statement and miscellaneous other non-material changes deemed appropriate by Securian Trust.

The accompanying post-effective amendment is being filed pursuant to paragraph (b) of Rule 485, and Securian Trust has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that, apart from changes made in response to staff comments described above, the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, Securian Trust hereby acknowledges that:

1.	Securian Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Securian Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/ Eric J. Bentley
Eric J. Bentley Second Vice President, Law

EJB:tmy

cc:  Michael J. Radmer, Esq., Dorsey & Whitney LLP